Exhibit 99.1
STATS ChipPAC Announces Early Results of the
Tender Offer and Consent Solicitation for its Existing
6.75% Senior Notes due 2011
Singapore — 8/11/2010, United States — 8/11/2010 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP), a leading semiconductor test and advanced packaging service provider, today announced the early results of the cash tender offer and consent solicitation in respect of its $213.0 million of 6.75% Senior Notes due 20111 (the “Existing Notes”).
As of the Consent Deadline, on Tuesday, August 10, 2010, 5:00 p.m., New York City time, 76.49% of the principal amount of the Existing Notes have been validly tendered and the related consents have been validly delivered. The tender offer for the Existing Notes will expire on Friday, August 27, 2010, at 5:00 p.m., New York City time, unless extended or earlier terminated.
The Company has elected to exercise the early purchase option in respect of the tender offer and the Early Settlement Date for the purchase of Existing Notes tendered at or prior to the Consent Deadline is expected to be on Thursday, August 12, 2010.
The terms and conditions of the tender offer and consent solicitation, including the Company’s obligation to accept and pay the applicable Total Consideration or the applicable Tender Consideration, as the case may be, for Existing Notes tendered, are set forth in the Company’s Offer to Purchase and Consent Solicitation Statement dated July 30, 2010 (the “Offer to Purchase”). The Company may amend, extend or terminate the tender offer and consent solicitation at any time.
The Company has appointed Credit Suisse and Deutsche Bank as the Dealer Managers and Lucid Issuer Services Limited as the Tender and Information Agent for the tender offer and consent solicitation. Requests for documents may be directed to the Tender and Information Agent: Yves Theis or Sunjeeve Patel, Tel: +44 20 7704 0880, Fax: +44 20 7067 9098, statschippac@lucid-is.com. Any questions or requests for assistance regarding the tender offer and consent solicitation may be directed to the Dealer Managers:

Credit Suisse Securities (Europe) Limited
Liability Management Group
Tel: + 44 20 7883 6748 (London)

Credit Suisse (Hong Kong) Limited
Telephone: +852 2101 6000 (Hong Kong)

E-mail: liability.management@credit-suisse.com	Deutsche Bank AG, Singapore Branch Tel: +65 6423 5342 (Singapore) E-mail: liability.management@db.com

[1]	Common Codes / CUSIPs / ISINs: 020574089, 020563532, 021811157 / 85771TAA2, 85771TAC8, Y8162BAA3 / US85771TAA25, USY8162BAA36, US85771TAC80

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

No Offer to Purchase Existing Notes
This release does not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of tenders or consents with respect to, any Existing Notes. The tender offer and consent solicitation are being made solely pursuant to the Offer to Purchase and related materials. Holders of the Existing Notes should read the Offer to Purchase and related materials carefully prior to making any decision with respect to the tender offer and consent solicitation because they contain important information. Holders of the Existing Notes and investors may obtain a free copy of the Offer to Purchase from the Tender and Information Agent or either of the Dealer Managers specified above.
Italian residents or persons located in the Republic of Italy may not tender Existing Notes and any offers to sell received from such persons shall be ineffective and void. Neither this release nor any other offering material relating to the tender offer and consent solicitation may be distributed or made available in the Republic of Italy.
Forward-looking Statements
Certain statements in this release, including statements regarding the tender offer and consent solicitation in respect of the Existing Notes, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ include, but are not limited to, market conditions; the success of the tender offer and consent solicitation in respect of the Existing Notes and the recently announced private placement of new senior notes; changes in our credit ratings; changes in our cash requirements, financial position or industry conditions that affect our ability or willingness to consummate the above-described transactions on the terms described above or at all; our continued access to credit markets on favorable terms; and other risks such as the general business and economic conditions and the state of the semiconductor industry; prevailing market conditions; demand for end-use applications products such as communications equipment, consumer and multi-applications and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; our reliance on a small group of principal customers; our continued success in technological innovations; pricing pressures, including declines in average selling prices; intellectual property rights disputes and litigation; our ability to control operating expenses; our substantial level of indebtedness and access to credit markets; potential impairment charges; availability of financing; changes in our product mix; our capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; returns from research and development investments; changes in customer order patterns; shortages in supply of key components; customer credit risks; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; rescheduling or canceling of customer orders; adverse tax and other financial consequences if the taxing authorities do not agree with our interpretation of the applicable tax laws; classification of STATS ChipPAC as a passive foreign investment company; our ability to develop and protect our intellectual property; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; continued trading and listing of our securities on the Singapore Exchange Securities Trading Limited (“SGX-ST”); unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and changes in laws, currency policy and political instability in other countries in Asia; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in our filings with the Securities and Exchange Commission, including our annual report on Form 20-F

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com dated March 5, 2010. STATS ChipPAC does not intend, and does not assume any obligation to update any forward-looking statements to reflect subsequent events or circumstances. References to “$” are to the lawful currency of the United States of America.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on the SGX-ST. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Deputy Director of Corporate Communications
Tel: (208) 867 9859, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com